September 23, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Attention:	Michael McTiernan
Wilson Lee
Adam F. Turk
Jonathan Wiggins

Re:	Bazaarvoice, Inc.
Registration Statement on Form S-1
Filed August 26, 2011
File No. 333-176506

Ladies and Gentlemen:

We are submitting this letter on behalf of Bazaarvoice, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 19, 2011 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-176506) (the “Registration Statement”). Additionally, on behalf of the Company, we are supplementally providing with this letter a binder including materials in support of various assertions noted in the Staff Letter (the “Supplemental Materials”). We have included cross-references to the Supplemental Materials in this letter where appropriate.

Because of the commercially sensitive nature of certain information contained in the Supplemental Materials, this submission is accompanied by the Company’s request for confidential treatment for selected portions of the Supplemental Materials pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act. Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the Company respectfully requests that the Staff return upon completion of its review each of the Supplemental Materials furnished to the Staff. The Company confirms to the Staff that the Supplemental Materials were not filed in electronic format.

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the

Securities and Exchange Commission

Re:    Bazaarvoice, Inc.

September 23, 2011

convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter, four marked copies of Amendment No. 1 (against the Registration Statement filed on August 26, 2011) and four copies of the Supplemental Materials.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the Company’s responses correspond to the page of Amendment No. 1.

General

1.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

The Company is currently developing the artwork that it intends to use in the prospectus. The Company will provide the proposed artwork to be included in the prospectus to the Staff supplementally as soon as it is available.

2.	Please provide supplemental support for your factual assertions by providing us with highlighted copies of any study or report that you cite or on which you rely. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. Also please confirm that you did not commission the third party industry reports and studies cited in the registration statement and that you did not compensate the party for these reports or studies. To the extent the cited reports were commissioned, please provide an analysis as to why a consent is not required by Rule 436.

Included at Tab A of the Supplemental Materials are copies of the third-party studies and reports cited or relied upon for factual assertions contained in the prospectus. The Company advises the Staff that an update to one of the industry reports, the ESOMAR Global Market Research Report, has become available and the disclosures throughout the prospectus have been updated accordingly. The Company has highlighted the relevant portions of the studies and reports to identify the information included in the prospectus. As noted on page 32 of the prospectus, the Company commissioned the survey of Chief Marketing Officers conducted by The CMO Club (operated by C Level Club LLC) referenced on page 75 of the prospectus and contributed to its preparation. With respect to third-party studies and reports that are not publicly

Securities and Exchange Commission

Re:    Bazaarvoice, Inc.

September 23, 2011

available without charge, the Company paid market rates to purchase access to such studies and reports. Otherwise, the Company did not compensate any party for these reports or studies.

With respect to the The CMO Club survey and the other third-party studies and reports, the Company respectfully submits that a consent is not required under Rule 436 because the information included in the prospectus is not a report or opinion of an expert or counsel requiring a consent pursuant to Rule 436. The Company submits that the related information contained in the prospectus is not based on an expert study or report because it is based on the results of a survey of marketing executives conducted by The CMO Club and reflects the aggregate survey results, rather than the opinion or judgment of an expert.

Prospectus Summary, page 1

3.	We note your disclosure on page 2 that in April 2011 you served “7.9 billion impressions, or instances of online word of mouth delivered to end users’ web browsers.” Please further clarify what you mean by “impressions” so that an investor who is unfamiliar with your industry can understand what you mean. For example, please clarify whether an impression is counted each time a single customer views a website which uses one of your services.

The Company has revised the disclosure on page 2 of the prospectus to define the meaning of “impression” as an instance of online word of mouth delivered to an end user’s web browser. An impression is not counted each time a single customer views a website that uses one of the Company’s services. The Company has also revised the disclosure on page 73 of the prospectus to include the Company’s definition of an impression.

We may be subject to claims..., page 21

4.	Please revise to provide a more detailed discussion of any material claims that you misappropriated intellectual property rights.

The Company is not currently aware of any material claims that the Company misappropriated intellectual property rights.

We may not be able to utilize..., page 26

5.	Please confirm that you have been advised by your tax counsel that the IPO will not trigger an “ownership change.”

Securities and Exchange Commission

Re:    Bazaarvoice, Inc.

September 23, 2011

The Company’s tax advisors have analyzed whether the Company’s anticipated initial public offering will result in an ownership change as defined under Section 382 of the Internal Revenue Code of 1986, as amended, under various scenarios. In most of the scenarios assumed, the offering will not trigger an “ownership change” under Section 382. However, until the Company has more certainty regarding the offering parameters and the participation of its existing stockholders in the offering, its tax advisors are not able to definitively advise the Company that the offering will not result in an ownership change as defined under Section 382. Should the terms of the anticipated offering be such that the offering will result in an ownership change as defined under Section 382, the Company believes that its value is sufficient enough that such ownership change would not limit the Company’s ability to use its net operating loss carryforwards.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Overview, page 41

6.	We note your disclosure on page 42 that you have been capital efficient despite incurring accumulated net losses of $40.8 million. Please clarify how management assesses the company’s “capital efficiency.”

The Company believes it has been capital efficient because, as disclosed on page 42 of the prospectus, through July 31, 2011, it had used only $11.5 million of $23.6 million in total capital raised since the Company’s inception, ending the period with cash and cash equivalents of $16.2 million and no outstanding indebtedness. The Company believes that the foregoing facts demonstrate that it has been efficient in its use of invested capital. However, the Company has deleted the reference to “capital efficiency” on page 42 of the prospectus.

Key Components of Our Consolidated Statements of Operations, page 45

7.	We note your disclosure on page 17 that a majority of your revenue has been derived from sales of our Ratings & Reviews solution. Please expand your MD&A disclosure to describe the percentage of revenue which was derived from your Ratings & Reviews solution for the covered periods.

Although the Company believes its statement that a majority of its revenue has been derived from its Ratings & Reviews solution is accurate, the Company is unable to quantify the amount of revenue because it does not track revenue by solution. Instead, the Company invoices its clients based on a single price for its technology platform and all of the solutions to which the client subscribes. The Company does not allocate revenue among the various solutions for

Securities and Exchange Commission

Re:    Bazaarvoice, Inc.

September 23, 2011

which the client subscribes. The Company believes that, historically, a majority of its revenue has been derived from sales of its Ratings & Reviews solution because it was the initial solution deployed through the Company’s technology platform and the substantial majority of the Company’s active clients continue to deploy this solution. However, the Company has revised the disclosure on page 17 of the prospectus and in MD&A to note the significance of the Ratings & Review solution without implying that the Company can quantify the amount of revenue derived from this solution.

8.	Please discuss any material pricing trends.

The Company is not aware of any known material pricing trends in the periods presented.

Liquidity and Capital Resources, pages 55 – 57

9.	Please quantify for us the amount of cash and cash equivalents held overseas. To the extent this amount represents a material portion of your cash and cash equivalents, please revise your discussion of liquidity to disaggregate between domestic and foreign.

The Company held approximately $0.7 million of cash and cash equivalents overseas as of July 31, 2011. Because this amount does not represent a material portion of the Company’s cash and cash equivalents, the Company has not revised the disclosure in its discussion of liquidity.

Results of Operations, pages 47 - 52

10.	We note that one of the key drivers of the increase across the board in terms of expenses is the expansion of the company as a whole through the hiring of additional employees. For each expense line item please expand your discussion to quantify the increase in headcount within the departments associated with each line item.

The Company is in the process of verifying its historical department data to ensure completeness and accuracy. The Company intends to include the requested disclosure in Amendment No. 2.

Contractual Obligations and Commitments, page 57

11.	We note that you have listed contractual obligations related to your office leases. Please tell us why your contractual commitment related to your data center is not

Securities and Exchange Commission

Re:    Bazaarvoice, Inc.

September 23, 2011

included in the table. If your table already includes this commitment, please revise to clarify.

The hosting agreement between the Company and Rackspace US, Inc. (d/b/a Rackspace Hosting) (“Rackspace”), with respect to data center services provided to the Company by Rackspace, expires in June 2012. In addition, the hosting agreement provides that the Company is able to cancel the arrangement without cause and without a material penalty at any time with ninety days advance written notice. Therefore, in accordance with Item 303(a)(5) of Regulation S-K and ASC 440-10-50, the Company does not believe it is appropriate to include this contractual commitment in the tabular disclosure. The Company has added additional language to its contractual obligations and commitments disclosure on pages 58-59 to clarify the characteristics of the contractual obligations included in the table.

Capitalized Software, page 69

12.	Please tell us how you determined that software you develop qualifies as internal-use software under ASC 350-40-05. In this regard, we note your disclosure on page 58 that your client does not have the right to take possession of the software supporting the application service at any time. Please tell us how you determined that the client does not have the right to use the software.

The Company’s product offering is the service of information, and its software is the primary collection and delivery mechanism for such information. The Company contracts with all of its clients under a standard Master Application Service Provider Agreement that gives its clients the right and ownership of any information that is collected by the Company but expressly prohibits the client from: (i) copying, reproducing, modifying, translating, preparing derivative works of, de-compiling, reverse engineering, disassembling or otherwise attempting to derive the source code of the Company’s service, (ii) using, evaluating or viewing the Company’s services for the purpose of designing, modifying or otherwise creating any environment, program or infrastructure or any portion thereof, that performs functions similar to the functions performed by the Company’s services, and (iii) using the services (or underlying technology platform) in a service bureau or any other manner to provide services for a third party. On this basis and in accordance with ASC 350-40-05-5, the Company does not believe that its software is subject to the guidance in ASC 985-20 for software that is sold, leased or otherwise marketed. Instead, the Company believes that its software qualifies as internal-use software under ASC 350-40-05 because the software has both of the following characteristics: (i) it is internally developed solely to meet the entity’s internal needs to enable the hosting of its subscription service and (ii) there have been no plans to market the software externally.

Securities and Exchange Commission

Re:    Bazaarvoice, Inc.

September 23, 2011

Foreign Currency Risk, page 70

13.	We note your disclosure on page 71 that in fiscal year 2011, 24.9% of your revenue came from outside of the United States. Please clarify within this section whether the invoicing for your international clients has been largely denoted in U.S. dollars.

The Company has revised the disclosure on page 73 of the prospectus to clarify that the invoicing for the Company’s international clients has been largely denominated in such clients’ local currencies rather than in U.S. dollars.

Our Clients, page 79

14.	Please confirm that the clients cited are representative of your full client list.

The Company has revised the disclosure on page 81 of the prospectus to clarify that the selected client list is not intended to be representative of its full client list. The Company’s selected client list consists of commonly known brands to facilitate potential investors’ understanding of how clients that potential investors may be familiar with use the Company’s solutions.

15.	We note your disclosure that no single client accounted for more than 10% of your revenue in fiscal year 2011. Please tell us whether any particular industry group accounts for a significant portion of your revenue. If so, please disclose the percentage of your revenue which is covered by that industry.

The Company does not track revenue based on client industry, and the Company does not believe it is possible to do so because certain clients operate in multiple industries. However, a majority of the Company’s clients are online retailers. The Company has revised the disclosure on pages 18 and 41 of the prospectus to include a statement that, as of July 31, 2011, a majority of the Company’s clients were online retailers.

Executive Officers and Directors, page 85

16.	Please expand the biographical information for Mr. Collins to provide his principal occupation(s) for the period from December 2007 through May 2009.

The Company has expanded the biographical information for Mr. Collins on pages 87-88 of the prospectus to note that, from January 2008 to April 2009, Mr. Collins was primarily

Securities and Exchange Commission

Re:    Bazaarvoice, Inc.

September 23, 2011

engaged in the sale of all remaining assets and the dissolution of White Horse, Inc. (formerly Juris, Inc.), as well as managing his personal investments.

Annual Performance-Based Cash Compensation, page 98

17.	Please revise your disclosure on page 99 to state how you calculated annual service fee retention. See Instruction 5 to Item 402(b) of Regulation S-K.

The annual service fee retention calculation that the Company discloses on page 101 of the prospectus is not associated with any number reported in the Company’s audited financial statements and is based on an internal measure only. The Company has revised the disclosure on page 101 to clarify this point. The Company advises the Staff that the calculation takes an internal assessment of the annualized value of the Company’s client contracts (which include assumptions and valuation measures not calculated in accordance with GAAP) that have an active service at the end of the fiscal year as a proportion of the sum of the equivalent calculation at the beginning of the fiscal year and the annualized value of the Company’s client contracts that became active clients during the fiscal year.

18.	We note that you exercised your discretion to advance up to 40% of compensation for Messrs. Hurt, Collins and Barksdale and Ms. Brunner. Please revise to provide the reasons for this accelerated payout. See Item 402(b)(2)(iv) of Regulation S-K.

In accordance with Item 402(b)(2)(iv) of Regulation S-K, the Company revised the disclosure on page 102 to note that the Company exercised its discretion to advance 40.0% of the forecasted annual bonuses for Messrs. Hurt, Collins and Barksdale and Ms. Brunner under the Company’s executive bonus plans because the compensation committee believed that these named executive officers were likely to earn a bonus that exceeded the amount of the advance upon the completion of fiscal year 2011 based upon the Company’s performance for the first and second quarters of fiscal year 2011.

Financial Statements and Notes, page F-1

General

19.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

The Company has updated its financial statements in accordance with Rule 3-12 of Regulation S-X.

Securities and Exchange Commission

Re:    Bazaarvoice, Inc.

September 23, 2011

Recent Sales of Unregistered Securities, page II-1

20.	Please provide an analysis as to how you complied with Rule 701(d)(2) with respect to sales made between November 2008 through October 2009 and December 2009 through November 2010.

In reliance on Question 271.06 of the Staff’s Compliance & Disclosure Interpretations of the rules adopted under the Securities Act of 1933, as amended, the Company has elected to calculate its sales under Rule 701(d)(2) and 701(e) on the basis of a fixed period beginning and ending on October 1 of each year. Included at Tab B of the Supplemental Materials are reports detailing compliance with Rule 701(d)(2) for this fixed period for each year since the Company’s inception. For each of the periods from October 1, 2004 through October 1, 2005, October 1, 2005 through October 1, 2006, October 1, 2006 through October 1, 2007 and October 1, 2007 through October 1, 2008, the aggregate sales price of securities sold in reliance on Rule 701 did not exceed $5 million for such period, so the Company was not required to comply with the additional disclosure requirements set forth at Rule 701(e) for such periods. During the periods from October 1, 2008 to October 1, 2009 and October 1, 2009 to October 1, 2010, the aggregate sales price of the Company’s securities sold in reliance on Rule 701 during each period exceeded $5 million. Accordingly, Rule 701 required that the Company provide the disclosure required by Rule 701(e) to all individuals receiving option grants during such periods a reasonable period before the first exercise in reliance on Rule 701 of an option granted during such period. The Company began distributing information statements that met the disclosure requirements set forth in Rule 701(e) to each individual who received an option grant during the periods in which aggregate sales exceeded $5 million in September 2010. Further, the Company has continued to provide an updated information statement in compliance with Rule 701(e) every 180 days since the initial distribution. Since the first exercise in reliance on Rule 701 of an option granted during the period from October 1, 2008 to October 1, 2009 occurred on October 1, 2010, following the initial distribution of the information statement, the Company timely provided the disclosure required by Rule 701(e) for options granted during such period. Similarly, since the first exercise in reliance on Rule 701 of an option granted during the period from October 1, 2009 to October 1, 2010 occurred on February 14, 2011, the Company timely provided the disclosure required by Rule 701(e) for options granted during such period.

Exhibits

21.

Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next

Securities and Exchange Commission

Re:    Bazaarvoice, Inc.

September 23, 2011

amendment, please provide draft copies for us to review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Company has previously filed all exhibits it is required to file, except for the 2011 Equity Incentive Plan and related forms of agreements under the 2011 Equity Incentive Plan, the 2011 Employee Stock Purchase Plan, the Company’s specimen common stock certificate, the underwriting agreement and the legal opinion required by Item 601(b)(5). With respect to the 2011 Equity Incentive Plan and the 2011 Employee Stock Purchase Plan, the Company’s board of directors has approved the forms of these plans, which are included at Tabs C and D, respectively, of the Supplemental Materials for your convenience. The Company’s board of directors has confirmed the methodology to determine the number of shares to be reserved under these plans, but the exact calculation depends on an estimate of the number of shares outstanding on the date of the Company’s initial public offering, which is not yet determinable. The forms of agreements under the 2011 Equity Incentive Plan have not been approved yet but are expected to be approved prior to the effectiveness of the Registration Statement and will be filed with a subsequent amendment. The Company is not currently in a position to file the specimen common stock certificate, the underwriting agreement and the legal opinion required by Item 601(b)(5) of Regulation S-K but intends to file these exhibits with a subsequent amendment. The proposed form of the legal opinion is included at Tab E of the Supplemental Materials for your convenience. The Company, however, does not intend to obtain a tax opinion. We note that Item 601(b)(8) of Regulation S-K contemplates that a tax opinion be provided in the context of a registration statement on Form S-1 only where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added). The description of tax consequences in “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders” is intended as a summary only and does not purport to be a complete analysis of all potential tax considerations or legal advice. Investors are specifically urged to consult their own tax advisors with respect to the application of U.S. Federal income tax laws to their particular situations, as well as any tax consequences of the purchase, ownership and disposition of the Company’s common stock arising under the U.S. Federal estate or gift tax rules or under the laws of any state, local or Non-U.S. or other taxing jurisdiction or under any applicable tax treaty. Based on the foregoing, we do not believe that the disclosure constitutes a representation that warrants the delivery of a tax opinion pursuant to Item 601(b)(8) of Regulation S-K. Further, we believe that market precedent supports this legal position and analysis. With respect to the exhibits where the Company has filed “forms of” the exhibit, the Company has relied on Instruction 2 to Item 601 of Regulation S-K and Instruction 1 to paragraph (b)(10) of Item 601 of Regulation S-K in doing so and does not intend to file the final executed agreements prior to effectiveness of the Registration Statement.

******

Securities and Exchange Commission

Re:    Bazaarvoice, Inc.

September 23, 2011

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,
Professional Corporation

/s/ Paul R. Tobias Paul R. Tobias

cc:	Brett A. Hurt, Bazaarvoice, Inc.

Bryan C. Barksdale, Bazaarvoice, Inc.

Kenneth R. McVay, Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP